# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aspen Neuroscience, Inc., CIK 0002124080
CUSIP: 044933109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10835 Road to the Cure, Suite 100, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 11/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001790879

## Reporting persons
- Frazier Life Sciences X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,674,321; sole dispositive power 0; shared dispositive power 1,674,321; aggregate amount beneficially owned 1,674,321 (5.8% of the class)
  Comment: The percentage listed in row 11 is calculated based on 29,102,905 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering, as set forth in the Issuer's final prospectus filed with the Securities and Exchange Commission (the "SEC") on October 30, 2026.
- FHMLS X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,674,321; sole dispositive power 0; shared dispositive power 1,674,321; aggregate amount beneficially owned 1,674,321 (5.8% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based on 29,102,905 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering, as set forth in the Issuer's final prospectus filed with the SEC on October 30, 2026.
- FHMLS X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,674,321; sole dispositive power 0; shared dispositive power 1,674,321; aggregate amount beneficially owned 1,674,321 (5.8% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based on 29,102,905 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering, as set forth in the Issuer's final prospectus filed with the SEC on October 30, 2026.
- James N. Topper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,674,321; sole dispositive power 0; shared dispositive power 1,674,321; aggregate amount beneficially owned 1,674,321 (5.8% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based on 29,102,905 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering, as set forth in the Issuer's final prospectus filed with the SEC on October 30, 2026.
- Patrick J. Heron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,674,321; sole dispositive power 0; shared dispositive power 1,674,321; aggregate amount beneficially owned 1,674,321 (5.8% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based on 29,102,905 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering, as set forth in the Issuer's final prospectus filed with the SEC on October 30, 2026.

## Item 1. Issuer
Name of issuer: Aspen Neuroscience, Inc.
Address of issuer's principal executive offices: 10835 Road to the Cure, Suite 100, San Diego, CA, 92121.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this Schedule 13G (collectively, the "Reporting Persons") are:

Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron")
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite 200B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

FLS X directly holds 1,674,321 shares of Common Stock. FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares of Common Stock held by FLS X.

Except as specifically stated herein, the filing of this Statement shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (11/09/2026)
- FHMLS X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (11/09/2026)
- FHMLS X, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C. (11/09/2026)
- James N. Topper: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney (11/09/2026)
- Patrick J. Heron: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for Patrick Heron, pursuant to a Power of Attorney (11/09/2026)